Exhibit 99

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX-V: SEA AMEX: SA	FOR IMMEDIATE RELEASE June 14, 2007

Xstrata Completes Exercise of Seabridge Gold Warrants

Toronto, Canada…Seabridge Gold announced today that Xstrata plc has completed the exercise of all two million Seabridge share purchase warrants it held at C$13.50 per share. Xstrata has also advised Seabridge that it has sold all of the Seabridge shares obtained by way of the warrant exercise.

Seabridge President and CEO Rudi Fronk noted that the C$27 million received is more than sufficient to meet the Company’s foreseeable needs. “We are now exploring how these funds could best be invested to improve our gold ownership per common share which is our main objective on behalf of our shareholders. We are considering expansion of this year’s drill programs at Noche Buena and Kerr-Sulphurets where there is considerable opportunity to expand resources. We are also considering initiating a buy-back program in our own shares.”

The two million warrants were issued to Xstrata as part of the consideration by which Seabridge repurchased a 100% interest in its Kerr-Sulphurets project. (See news release of September 5, 2006).

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Hog Ranch project and the Kerr and Sulphurets deposits, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2006 and in the Company’s 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

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106 Front Street East, Suite 400, Toronto, Ontario M5A 1E3, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

                    ON BEHALF OF THE BOARD
                    "Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •   Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email:  info@seabridgegold.net

The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.